11/12



02060473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sammy Corp.

*CURRENT ADDRESS

PROCESSED

DEC 1 7 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5227

FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 12/9/02

Sammy


Sammy



CONTENTS

Caution with Regard to Forward-Looking Statements

Statements in this annual report with respect to Sammy's plans, strategies, beliefs and estimates that are not historical facts are forward-looking statements. They constitute management's assumptions based on information currently available and involve risks and uncertainties. There are a number of factors that could cause actual results to differ materially from such statements.

Playing a Winning Game

We learn from success and failure, turning both into business opportunities.

Consolidated Financial Highlights

SAMMY CORPORATION and its subsidiaries
For the years ended March 31, 2000, 2001 and 2002

(¥ millions)	2000/3	2001/3	2002/3
For the year:			
Net sales	¥ 47,805	¥ 78,276	¥ 164,294
Gross profit	21,855	45,187	96,485
Operating income	6,128	19,798	54,022
Ordinary income	6,026	19,759	53,768
Income before income taxes and minority interest	5,925	19,978	46,952
Net income	2,498	10,748	23,906
At year-end:			
Total assets	¥ 40,563	¥ 78,694	¥ 126,803
Total shareholders' equity	18,570	29,122	57,371
Issued and outstanding shares	12,643,450	25,602,400	53,411,800
Per share:			
Shareholders' equity per share (¥)	1,468.79	1,137.50	1,074.13
Net income per share (¥)	212.11	423.98	452.44
Cash dividends per share (¥)	40.0	60.0	50.0
EBITDA	¥ 7,582	¥ 21,349	¥ 56,538
EBITDA margin (%)	15.9	27.3	34.4
Number of employees	592	754	1,168

Notes: EBITDA = Operating income + Other income + Depreciation
Net income per share is calculated using the average number of outstanding shares during the fiscal year.
On November 20, 2000, the company conducted a 1:2 stock split, issuing 12,666,650 shares.
On June 29, 2001, the company issued 1,000,000 new shares through a public offering.
On November 20, 2001, the company conducted a 1:2 stock split, issuing 26,653,400 shares.



NET SALES
(¥ millions)
200,000
150,000
100,000
50,000
0
00/3
01/3
02/3



OPERATING INCOME
(¥ millions)
60,000
50,000
40,000
30,000
20,000
10,000
0
00/3
01/3
02/3



NET INCOME
(¥ millions)
25,000
20,000
15,000
10,000
5,000
0
00/3
01/3
02/3

To Our Shareholders

Sammy sold 423,481 pachislot machines in the past year. In doing so, we eclipsed our previous record and retained the number-one market share.
We intend to hold on to our top spot in the industry, while expanding our pachinko machine and NEWS (New Entertainment World of Sammy) businesses. These actions target sustainable growth as a comprehensive entertainment company.



President & CEO Hajime Satomi

Top- and Bottom-Line Growth, Number One in Pachislot Machines

In the year ended March 31, 2002, consolidated net sales leapt 109.9% to ¥164,294 million, operating income surged 172.9% to ¥54,022 million and net income climbed 122.4% to ¥23,906 million. Sammy has now posted three consecutive years of growth in both sales and earnings since registering on the OTC market in 1999.

In the pachislot business, net sales increased 164.6% to ¥137,021 million on a dramatic rise in unit sales of around 270,000, as we retained our dominant position in this market. The primary factor driving this expansion was a steady stream of hit products, such as the Sammy-branded *Aladdin A* and Rodeo-branded *Salaryman Kintaro*. A number of unique strengths coalesce to give us a powerful base capable of delivering machines that are highly appealing. Our competitive advantages include a wealth of R&D expertise, an extensive sales network, a successful multi-brand strategy and an expanded production capacity thanks to the completion of the new Kawagoe Factory.

Contrastingly, our pachinko business saw sales decline 8.5%

to ¥15,860 million, as unit sales fell short of target. This drop can be attributed to our lack of brand power in pachinko machines and our failure to release new products with clearly defined value and individuality. Undeterred by this disappointing performance, we are working on more firmly establishing the Sammy brand in the pachinko market, guided by an initiative we call the "New Pachinko Declaration." We are doing so by beefing up R&D, drawing on sophisticated image display technology and using other resources to launch machines that customers recognize as being different from those of our competitors.

In the NEWS business, net sales rose 24.4% to ¥11,413 million, buoyed by strong sales of amusement arcade equipment and home video game software. There was an operating loss due to factors such as the amortization of goodwill due to the acquisition of several companies, in addition to higher R&D expenses accompanying the development of new arcade equipment and home video game software. However, we regard these expenses as forward-looking and crucial for developing the NEWS business in the future.

Returning to Our Manufacturing Roots

Recently, defects were discovered in Sammy-made pachislot machines manufactured and sold after August 2000. This caused us to take a special charge of ¥5,958 million for the cost of repairs and reminded us of the importance of raising quality standards. Various actions have been taken to prevent a reoccurrence of this type of problem. Designs are being more thoroughly assessed at the earliest stages to raise quality. We have also increased the number of units randomly chosen for reliability and environmental testing. Actions also target the manufacturing stage. More units from initial production lots are being tested, and we are conducting more rigorous operating tests and final checks of completed products to bolster quality management.

Technological Capabilities that Set Us Apart

Driving further expansion at the Sammy Group will require continual growth in our pachislot and pachinko machine businesses, the bedrock of our earnings. But creating new earnings streams in the NEWS business—amusement, content, new technology and merchandising—is just as vital. Development of the NEWS business has beneficial knock-on effects for our pachislot and pachinko machine business, allowing us to capture synergies that promote more efficient and effective business development.

Technology—our greatest strength—will serve as the basis for expanding these two business fields. Sammy was first in the pachislot field to adopt various cutting-edge technologies, setting us apart from other companies. The enormous popularity our machines have garnered from both parlor operators and players has helped us to stake claim to the top share in the industry. We are determined to keep it that way by developing and supplying machines that catch the imagination of players.

In March 2002, with the intention of strengthening our pachinko business, we established the PC R&D Division. This department will spearhead the development of novel pachinko machines that embody the essence of Sammy, much as we have done with pachislot machines. Our medium-term goal is to capture at least 10% of the pachinko market in terms of annual unit sales. Our strategy is to equip pachinko machines with optical 3D imaging systems, high-performance graphics chips and other cutting-edge technologies to give them a graphics rendering ability never before seen in the industry. We are confident that these machines will strike a chord with players. And expected revisions to regulations governing the pachislot and pachinko industries that will allow the wider use of technologies spell more opportunities to expand our market share. Our comprehensive expertise in the entertainment field, including that in our NEWS business, puts us in a perfect position to capitalize on regulatory change to actively develop machines with unprecedented gaming features.

Becoming a Unique Source of Entertainment

In the NEWS business, the cornerstone of our long-term growth strategy, we have high hopes for a new arcade game machine, code-named *System X*. This high-performance machine uses a Dreamcast graphics chip and will be available at less than half the price of existing models. We are targeting mainly shopping centers, sports bars and other locations both in Japan and overseas where we have a strong sales history. We want to widen this market by attracting more medium and light users. Another goal is making inroads in entirely new market segments. We firmly believe that *System X* has all the necessary qualities to become a successful arcade platform on the world stage. And establishing a global presence with *System X* will likely afford us a huge advantage in developing other entertainment businesses in the future.

Our focus is also on the home video game software market. In particular, we intend to enter the growing U.S. and European markets. Plans call for the establishment of Sammy Studios, a software development company located in San Diego. Basing this company in the U.S. will better allow us to reflect market needs in the development process. And to integrate management of overseas sales and development activities, we plan to establish Sammy Holdings, a holding company that will oversee the Sammy Group's overseas subsidiaries.

We are also actively developing technologies that will propel entertainment to the next level in the future. Specifically, we have started work on a next-generation 3D image display system with Hitachi, Ltd. and Imagination Technology (U.K.). This project fuses the expertise of our development partners and Sammy Group companies. Production of the next-generation system is to begin in 2004. High performance isn't our only focus. We see our market as the entire image display equipment sector. That's why our work on imaging systems also targets versatility, low cost, low energy consumption and the creation of an effective development environment.

Becoming a World-Class, Comprehensive Entertainment Company

Sammy's overriding aim is to become a world-class, comprehensive entertainment company. This means that we are not limiting our sights to the expansion of our pachislot and pachinko business in Japan. Our intention is to establish the Sammy brand around the world through the full-scale overseas development of our NEWS business. We have drawn up a Sammy Group Brand statement to express the spirit of this initiative.

Culture Creator, By the Adventure Spirit, For the World People, Of the Original Entertainment.

We are thus aiming to stake out a unique position for Sammy in the entertainment industry by creating content imbuing originality and fun.

June 2002

Hajime Satomi
President & CEO


Sammy


see page

Sammy Corporation was established in 1975 as Sammy Industry Co., Ltd. to develop and sell *arrange* ball and *jankyu* machines.
The dream of the handful of employees at the time was to offer the entertainment world products that were different and fun.



Cool Under Pressure

Sammy has posted three straight years of sales and earnings growth.
Underpinned by a clear management philosophy,
the Sammy management team is determined to deliver even more growth.

Management Quality

Management Quality

Sammy's management team is guided by a unique philosophy and empowered with the ability to take decisive actions. Even in the face of stiff opposition, the team doesn't pull its punches when tough decisions are called for. Past practices are analyzed, problems accurately defined, and the management vision clearly communicated to employees. In accordance with this policy, the management team is working to leverage the company's strengths and draw out the full potential of employees in an environment that encourages independent thinking.



Yoshiharu Suzuki, Managing Director

"After joining Sammy in 1992, I was given responsibility for our relationships with other companies, with a particular focus on business partners in Japan and overseas. I currently manage the Amusement Sales & Marketing Division and the AM/N.E.W.S Business Division. Based on accurate market research and analysis, I intend to strengthen Sammy's marketing capabilities from a broad, international perspective. My aim is to promote the development of entertainment products that match market needs. I am also guiding and mentoring group companies with a view to taking them public in the future."

Keishi Nakayama, Managing Director

"Prior to coming to Sammy in 1989, I worked in the general affairs and personnel fields. I currently manage the President Office, which is responsible for overseeing the entire Sammy Group and new businesses. My brief is to ensure that the Group is managed efficiently and that resources are used effectively to bolster competitiveness. I am also leading the establishment of an R&D framework to create new forms of entertainment that are entirely different from our existing products. This strategy is aimed at sustaining long-term growth."


Toru Katamoto,
Senior Managing Director
Kiyofumi Sakino,
Managing Director
Kenkichi Yoshida,

Upon joining Sammy in 1978, I put my experience ınd skills to good use as a leader in all areas of he organization, including materials, production, levelopment and sales. Currently, I am in charge of the SP Sales Division and SP Business Control)ffice. With competition escalating in the pachislot ınd pachinko markets, we intend to leverage our xtensive experience in the industry to enhance ur network of sales centers, enhance the skills f sales personnel and recruit more talented individuals. Our objective is to sharpen our competiive edge and further increase our market share."

"Prior to joining Sammy in 1999, I worked in planning and business systems. In the Administration Division and Audit Office, I am currently drawing on my experience in areas ranging from accounting, finance, budgeting, general affairs and personnel, to legal affairs, information technology and auditing. More specifically, I am working to redouble Sammy's efforts in the areas of sound management, compliance, staff training and organizational revitalization. Through these actions we are ensuring that we fulfill our obligations as a responsible corporate citizen."

"I joined Sammy in 1995 after being responsible in my previous position for the electrical design of pachislot, pachinko and medal machines. Currently, I oversee development of pachinko, pachislot and NEWS-related products. I played an instrumental role in the creation of Sammy's hit product *JYUOH*. Now, I am driving the implementation of future-oriented strategies, such as improving our development capabilities and conducting research targeting futurist gaming machines. These strategies are aimed at combating intensifying competition in our industry. I have also been charged with reinforcing our organization on an ongoing basis, to enable us to respond rapidly to changes in laws and regulations."

In 1982, Sammy marked its entry into the pachislot business with the release of its first machine, *Empire*. This move into the pachislot segment spurred expansion of the company's operations. In 1988, American Sammy Corporation was established in California, signaling the start of our push into the overseas home video game and amusement arcade machine businesses.



We Deliver!

Sammy captured a leading 34% share of the Japanese pachislot machine market in 2001.
Sammy is implementing strategies that deliver results.

Results

The Ability to Deliver Results

Sammy's strong operating results and dominant market share are the end result of our ability to rapidly identify market needs and take the initiative. Our extensive nationwide sales network also allows us to provide services and products tailored to specific regions. This approach is based on a clear vision for the company as a unique provider of entertainment and strategies that have won the confidence of the markets.

:azuhiko Hamada,
Division Manager,
PS R&D Division
:&D Control Office

Hamada came to Sammy in 2001 after previously being responsible for research and development related to amusement arcade machines and home video game consoles. He is currently deputy division manager of the PS R&D Division, which carries out R&D on pachislot machines.

Hamada is using his experience and expertise to improve Sammy's ability to identify what kind of amusement experiences consumers really want. "We are now wedding pachislot equipment with technology from entirely different fields to create exciting innovations. The buzz I get from this challenge means I look forward to coming to work every day."

Hamada's experience and passion for his work are making Sammy even stronger as an entertainment company.



Prior to joining Sammy in 1999, Uchida worked in areas related to amusement equipment production technology, production management and R&D. Since June 2002, he has been division manager of the PC R&D Division, which carries out research and development on pachinko machines. Previously, he was in the PS R&D Division for about two years.

Backed by his wealth of R&D experience, Norio Uchida tirelessly leads Sammy's pachinko operations. "It is my job to tap into, and make full use of, our organizational strengths—our planning capabilities and skilled personnel—to make Sammy the top pachinko machine brand in the industry."

Sammy has announced a new initiative, the "New Pachinko Declaration," with the goal of developing a lineup of pachinko machines incorporating an entirely new approach.

Norio Uchida,
Executive Officer, Division Manager,
PC R&D Division
R&D Control Office





Yasuhiro Katayama,
Executive Officer,
Division Manager,
ɩdministration Division

Katayama joined Sammy in 1994. He is currently an executive officer and division manager of the Administration Division. Previously, he was deputy division manager of the same division.

Sammy believes in setting solid targets and communicating a clear vision. Indeed, these elements are the origin of a strong, united organization in which employees are free to be creative.

"Employees and Sammy both benefit when personnel are given clearly defined targets to achieve. I see my job not as managing resources, but as facilitating this process."

Katayama is spearheading efforts to find new ways to motivate employees and maximize corporate value.




172.9%

Sammy's consolidated operating income soared 172.9% in the fiscal year ended March 31, 2002.

Tsujii joined Sammy in 2002 after being responsible for the development of amusement products. He is currently division manager of the Amusement Sales & Marketing Division.

"I want to build a global brand image for Sammy as a single-source provider of entertainment. That means more than games. This strategy spans all fields where fun and play are key elements, from candy toys to movies and artificially intelligent robots. And Sammy will seek to be involved at all stages of entertainment creation—from product development through production and sales."

Through the NEWS business Tsujii is aiming to establish Sammy as a global brand.

Toru Tsujii,
Division Manager,
Amusement Sales &
Marketing Division



In 1993, *Jissen Pachislot Hisshoho*, a pachislot simulation game software developed for the Super Famicon, Nintendo's video game console, was a huge hit with customers.
In 1995, our first pachinko machine, *CR Gold Rush 2*, made its debut. Again we stole the market spotlight. Despite this success, overall sales fell as our lineup of pachislot machines lacked sufficient depth.



Making it Happen!

Sammy anticipates needs and seizes opportunities ahead of its rivals.
The objective is to create new markets through innovative ideas and rapid action.

Speed & Expansion

Akihiro Sasaki,
Manager, Legal & Compliance Group
Legal & Compliance Department
Administration Division

Sasaki joined Sammy in 1992, working first in the General Affairs Division. At that time, Sammy was growing at a rapid pace and on track to becoming a publicly listed company. Since then he has worked in the Legal Affairs Division, which he helped to establish under the auspices of the General Affairs Division.

"As the information-centric society takes shape, information that can be either beneficial or detrimental to a company can be transmitted round networks at the blink of an eye. These new information and communication networks are helping companies to diversify their operations, but at the same time they pose some potential risks for management. It's my job to pinpoint these risks and help management to mitigate them."

The Legal Affairs Division works behind the scenes to support Sammy's sustained growth.

Speed & Expansion

Developing new machines before customers can master existing ones is a constant battle against time. Sammy relishes this challenge. Our efforts have translated into a constant stream of hit products that satisfy customers and have led to stronger brand equity. We are also using M&As and start-ups to take the offensive when and where necessary to advance our business.

Hiroshi Tsujino,
Deputy General Manager,
CO R&D Department
Amusement R&D Division
R&D Control Office

Tsujino joined Sammy USA after previously being responsible for the development of amusement arcade game machines. Currently, he is deputy general manager of the CO R&D Department, which carries out R&D on amusement arcade machines.

Tsujino is project leader for *System X*, a new arcade game machine for overseas markets.
"I'm working to actively establish new businesses that will become core drivers of Sammy's medium- and long-term growth. With this goal in mind, my mission is to ensure we make full use of the strengths of Sammy Group companies and make sure they work together to generate new synergies."

Tsujino's aim is to quickly establish the NEWS business as a future pillar of Sammy's operations.



Hirotaka Koyanagi,
Manager, Corporate Planning Group
Corporate Planning Department
President Office

Koyanagi joined Sammy in 1993. His responsibilities include creating and overseeing business strategy and formulating business plans for the Sammy Group. Monitoring company progress, proposing business improvements, and forging M&As that expand and develop Group operations are also part of his remit.

"Under its current consolidated medium-term management plan, Sammy aims to achieve net sales of ¥280 billion and ordinary income of ¥90 billion in the year ending March 31, 2005. I'm determined to play a part in achieving these targets by formulating the ideal business strategies for the entire Group."

Koyanagi is playing a crucial role in Sammy's future as he works to realize the company's vision of becoming a world-class, comprehensive entertainment company.

423,481 units

Sammy posted record annual unit sales of pachislot machines in the year ended March 31, 2002.

Eriko Suzuki joined SI Electronics after being responsible for the research and development of hardware for amusement products.

"I want to make ICs and circuit boards for a wide range of amusement applications. Hardware is vital for giving full play to the ideas contained in software. I am determined to stay abreast of the latest technology. This is vital for anyone working in this field."

As the Sammy Group grows, it is also creating an array of exciting opportunities for its employees to grow.

Eriko Suzuki,
SI Electronics Ltd.

Hideki Suzuki is in charge of developing software renderers for game developers, original development tools, and plug-ins for existing 3D computer graphics software. Previously, he was responsible for creating game software and music for PCs, home video game consoles and amusement arcade machines.

"Although there is a veritable mountain of software with 3D computer graphics, there is almost no 3D software designed specifically for game developers. I hope to do something about this situation."

Inquisitive and motivated personnel like Suzuki are supporting Sammy's continued growth.

Hideki Suzuki,
Quat Technology Inc.



In 1996, we began full-scale sales of amusement arcade equipment in the U.S. with the establishment of Sammy USA Corporation. The following year we changed our name to Sammy Corporation. Then in 1998, we founded Sammy Amusement Service Co., Ltd. with the aim of strengthening our amusement arcade machine rental business. In 1999, after achieving remarkable growth, we successfully registered on the OTC market. This raised our standing and credibility as a company and better enabled us to attract talented, skilled staff.


SAMMY

Thinking Laterally

Sammy has the people with the spirit and power to drive change and to make the company's vision a reality.

The Value of Human Capital

The Value of Human Capital

People are the defining factor in a company's fortunes. That's why we place emphasis on training our personnel. We give them guidance and the opportunity to reach their potential through new challenges in their everyday work. This approach is founded on our corporate creed of "go forth and conquer," which we instill in all our people. Hard work and results are also rewarded. This total approach to human resources translates into improved corporate results and a high staff-retention rate.

Takaharu Inoue,
Production Technology Group
Manufacturing Department
Production Division

Inoue joined Sammy in 1991. Currently, he is primarily responsible for production facilities at Sammy's new Kawagoe Factory. Together with other personnel working on the project, he was awarded the Sammy President's Award for installing an integrated production facility from the concept stage in less than a year.

"I am extremely proud to be a member of the project team. I intend to use what I learn from the Kawagoe Factory project in my work in the future and in improving our production facilities further. For example, I want to find even more gains in production efficiency, such as reducing the number of man-hours required to assemble machines. I also want to improve how we maintain our production facilities and enhance safety, as well as raise the capacity utilization rate."

At Sammy, success breeds motivation.

Mayumi Seto,
Public Relations Group
Public Relations Department
President Office

Seto has worked in the Public Relations Department since joining Sammy in 2000. Her job currently involves promoting all of Sammy's products, including original products like *Kokoro-no-Shiitake*.

"My goal is to communicate the fun embodied in Sammy products to as many people as possible. I am also taking on a whole host of new challenges that go beyond my existing work. I'm excited about what the future has in store."

With her positive outlook, Seto has built up a strong rapport with Sammy's customers.





Tomoya Tani,
Account Control Group
Accounting & Finance Department
Administration Division

After joining Sammy in 1997, Tani worked in the Accounting and Finance groups before moving on to the account control group, which is responsible for OTC registration disclosure. His main responsibilities include preparing the consolidated financial statements, earnings releases, securities reports and other disclosure documents.

"As Sammy has grown and evolved, so have I. The number of Group companies has increased giving me various opportunities to learn and grow. I'm now looking to spread my wings a bit and work in areas where I can gain new experience."

Like many employees at Sammy, Tani is excited about the opportunities for personal development that arise the more Sammy grows.



Since joining Sammy in 1993, Asano has worked as part of the direct sales teams selling pachislot and pachinko machines. He always follows his motto: to have confidence in Sammy's products and communicate that confidence to customers. He has won the President's Award twice for his efforts.

"I hope to pass on my knowledge and experience to the salespeople that come after me. I also want to expand my horizons by trying my hand in new areas unrelated to sales."

Yoshii Asano,
Chief, Chiba Sales Office
Sales Group, Tokyo Branch
Marketing Control Department
SP Sales Division

In 2000, we unveiled our NEWS business strategy of using new technology and other resources to create a new pillar of growth.
In 2001, we listed on the First Section of the Tokyo Stock Exchange and set our sights on a new phase of growth with the aim of becoming a world-class, comprehensive entertainment company.


Entertainment

Hungry for More

Technological development drives expansion and growth at Sammy.
Our sophisticated technological capabilities show through in our expanding market share
and steadily improving operating results.

Research & Development

Research & Development

Sammy's greatest strength is its ability to develop new and innovative technologies. Around 40% of our personnel are involved in R&D in some way, underscoring our commitment to maintaining sustainable growth over the long term through farsighted investment. Two concepts guide our R&D efforts: "originality" and "user-centric." They underpin our efforts to offer customers superior game play and a greater level of involvement. This approach is supporting the huge popularity of Sammy products today.





Tomomi Yamazaki,
General Manager,
PS Planning R&D Department
PS R&D Division
R&D Control Office

After joining Sammy in 1992, Yamazaki was given responsibility for planning and developing pachislot machines, where he established the position of odds and payout designer. He also had a part to play in forming Challenge Time and equipping machines with LCDs. As manager of external affairs, he dealt with issues related to industry associations and government. Currently, he is general manager of the PS Planning R&D Department and is leading work on the development of pachislot machines, including payout design.

"Developing machines that satisfy market needs as quickly as possible is key to our business. To make this happen, developers have to think like consumers."

The average age of Sammy's R&D personnel is in the range of 25-30. Based on the aim of always being the pioneer in the industry, Yamazaki and other staff are working day in and day out to bring new products incorporating innovative ideas to market.

250,000 units

Under our "New Pachinko Declaration," we have set the goal of selling 250,000 pachinko units in the year ending March 31, 2003 by launching innovative, stand-out products.

Kazuhiro Sumitani,
Deputy Division Manager,
PC R&D Division
R&D Control Office

When Sumitani joined Sammy in 1989, he was given the position of developing and planning pachislot machines. Later, he became responsible for payout design. Further steps in his Sammy career included the management of pachislot development, and he is currently working as deputy division manager of the PC R&D Division, which develops pachinko machines. Cool under pressure, Sumitani helps steer operations, guided by Sammy's "New Pachinko Declaration."

"Coming up with new forms of enjoyment and new entertainment concepts holds the key to a company's competitiveness in our industry. But just because something is interesting doesn't necessarily mean it will sell. That's why we develop products that the market wants and not products that we want to make."

Sumitani is playing a leading role in the development of products that are helping to firmly establish the Sammy brand in the pachinko market.

Hara joined Sammy in 1998 after previously being responsible for the development of children's rides for amusement parks. Currently, he is responsible for developing entertainment products for children.

"I'm working to widen the Sammy fan base and tap potential customer demand by developing new markets. I also want to help create a futuristic entertainment market that offers enjoyment and fun to as many people as possible."

Hara is at the forefront of Sammy's drive to deliver entertainment to all age groups and families.

Toshinari Hara,
Planning Group
EM R&D Department
Amusement R&D Division
R&D Control Office

Iwasaki joined Sammy in 2000. He is responsible for planning a diverse menu of content based on a key theme of the New Business Division—networking. Iwasaki is also responsible for developing and running content sites for mobile phone users that offer pachislot and pachinko gaming, Sammy's core business.

"Learning fresh approaches and gleaning new information are all part of working. I am a proactive self-learner, not a passive student. This spirit is the foundation for gathering the information that we need at Sammy.

Sammy is committed to offering original entertainment content for all platforms, not just pachinko and pachislot content. Designing this content for other markets will also help Sammy to grow as a global entertainment provider.

Mitsuru Iwasaki,
Contents & Merchandising Group
NEW Business Planning & Strategy Department
President Office



Sammy Group Companies







= Pachislot and Pachinko = NEWS





[Pachislot]



RODEO Co., Ltd.

Subsidiary RODEO develops pachislot machines combining game and amusement characteristics as the Sammy Group's second brand in this product category. During the year ended March 31, 2002, the RODEO-branded *Salaryman Kintaro* was a big hit with customers. The general sales agent for RODEO machines is Fields Co., Ltd., the industry's number-one distributor of pachislot and pachinko machines. Backed by Fields and about 130 RODEO sales agencies nationwide, RODEO is currently taking action to increase its market share.



[Peripheral Equipment]



Shuko Electronics Co., Ltd.



Sammy Design Co., Ltd.

Shuko Electronics which became a Sammy subsidiary through a private placement of shares in October 2001, manufactures and sells peripheral equipment for pachinko parlors. Together with its subsidiary, Sammy Design, established to design pachinko parlors, Shuko Electronics makes comprehensive proposals, ranging from pachinko parlor design to equipment layout.



[Content]



Spike Co., Ltd.

Spike supplies theme-based content utilizing the most suitable media. The Internet is employed to establish continuous communication with users, and databases are accumulated to provide entertainment tailored to the needs of individual users.



[Content]



Dimps CORP.

Dimps is primarily involved in the development of home video game software. Pursuing a "multi-platform strategy," the company also develops digital content for PDAs and the Internet. Looking beyond individual platforms and existing technology, Dimps is working to create content that entertains and thrills people around the world.



[Content]



Underground Liberation Force Inc.

Underground Liberation Force is a specialist in the music that is so critical to the success and enjoyment of entertainment media. Dedicated to growth, the company is aggressively expanding into many areas of the music business including CDs, recording labels, magazine and book publishing, and the planning and production of concerts.



[Amusement]

株式会社サミー・アミューズメントサービス

Sammy Amusement Service Co., Ltd.

Sammy Amusement Service rents amusement arcade machines, and operates and supports amusement arcades. The *Sammy Pachislot Revolution* Series, consisting of pachislot machines modified for arcade use, has been extremely popular. Currently, Sammy Amusement Service plans to open more directly managed amusement arcades.



[Amusement]

Sammy USA Corporation

Sammy USA Corporation

Sammy Entertainment, Inc.

Sammy Entertainment, Inc.

Sammy Europe Limited

Sammy Europe Limited

Sammy USA develops, manufactures and sells arcade game machines. The company serves all areas of the world other than Japan and elsewhere in Asia, with most sales coming from North America and Europe. Through Sammy USA, Sammy Europe and Sammy Entertainment, Sammy is setting in motion a worldwide sales strategy for its amusement business. Sammy Entertainment, Inc. was renamed Sammy Studios, Inc. in July 2002.



[Amusement]



SI Electronics Ltd.

SI Electronics became a Sammy subsidiary in July 2001 following the purchase of shares from SEGA CORPORATION. The company possesses sophisticated technological capabilities in the image display and system construction fields, technologies that are important to entertainment. Looking ahead, SI Electronics will develop arcade game machines and system-on-chips for LCDs.



[Technology]


QT

Quat Technology Inc.

Quat Technology was established to develop 3D computer graphics tools that are both interactive and operate on a real-time basis. In December 2000, the company began selling Tragi, a low-cost, high-performance tool and middleware for the development of PlayStation2 games. Quat Technology plans to supply even more convenient products that address the requirements of game developers.



[Technology]


rtzen

RTzen, Inc.

RTzen, a company specializing in the development of graphics software, notably general-purpose graphics software, became a subsidiary in January 2002. The company intends to offer integrated solutions in the development of game software and middleware that Quat Technology uses for developing computer graphics.

Management



From left: Kenkichi Yoshida (Director), Kiyofumi Sakino (Managing Director), Toru Katamoto (Senior Managing Director), Hajime Satomi (President & CEO), Keishi Nakayama (Managing Director), Yoshiharu Suzuki (Managing Director)

DIRECTORS

President & CEO
Hajime Satomi

Senior Managing Director
Toru Katamoto

Managing Directors
Keishi Nakayama
Kiyofumi Sakino
Yoshiharu Suzuki

Director
Kenkichi Yoshida

AUDITORS

Standing Corporate Auditors
Mamoru Makaya
Ryoichi Arai

Corporate Auditor
Etsuo Sakai

CORPORATE OFFICERS

Senior Executive Officers
Norihiko Harada
Tamio Aoki

Executive Officers
Yasunori Kawamura
Katsunori Muraki
Yasuhiro Katayama
Yoshitaka Kawamura
Masakazu Yoshino
Takashi Komiya
Norio Uchida
Hideo Yoshizawa

(As of June 21, 2002)

Financial Section

Growth Indicators

NET SALES, OPERATING INCOME, NET INCOME

The dramatic growth of the pachislot machine business experienced during the previous year, continued in the year ended March 31, 2002. Net sales surged 109.9%, operating income jumped 172.9% and net income climbed 122.4%.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
Net sales	24,474	36,750	47,805	78,276	164,294
Operating income	3,660	5,307	6,128	19,798	54,022
Net income	2,870	1,256	2,498	10,748	23,906


(¥ millions)
200,000
160,000
120,000
80,000
40,000
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated
Net sales
Operating income
Net income

NET SALES BY BUSINESS SEGMENT

Sales in the Pachislot & Pachinko business rose 121.2%, buoyed by the popularity of a number of pachislot machines. Sales in the NEWS business increased 24.4% mainly due to the establishment of new subsidiaries and improved revenues at affiliates.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
Pachislot & Pachinko:					
Pachislot machines	15,873	27,407	23,010	51,780	137,021
Pachinko machines	4,636	2,930	19,227	17,324	15,860
NEWS:					
Amusement*	3,503	4,805	3,543	4,708	6,567
Content*	462	1,608	2,025	4,412	4,474
Other NEWS*	-	-	-	52	371



* The amusement segment comprises the manufacture, sale and rental of amusement arcade equipment and the operation of amusement arcades.
* The content segment comprises the manufacture and sale of home video game software, and sale of music content.
* Other NEWS includes the development and sale of computer graphics technology, the sale of optical 3D systems, and other new businesses.


(¥ millions)
150,000
120,000
90,000
60,000
30,000
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated
Pachislot & Pachinko
Pachislot machines
Pachinko machines
NEWS
Amusement*
Content*
Other NEWS*

EBITDA AND NET INCOME

A series of hit products in the pachislot business spurred a dramatic increase in operating income. EBITDA jumped 164.8% and net income surged 122.4%.



	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
EBITDA*	4,206	6,563	7,582	21,349	56,538
Net income	2,870	1,256	2,498	10,748	23,906



* EBITDA = Operating income + Other income + Depreciation


(¥ millions)
60,000
48,000
36,000
24,000
12,000
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated
EBITDA
Net income

TOTAL SHAREHOLDERS' EQUITY AND TOTAL ASSETS

Total shareholders' equity rose 97.0% due to the substantial increase in retained earnings resulting from higher sales in the pachislot business.

Total assets climbed 61.1% due to an increase in cash and deposits in line with sharply higher sales, and increases in accounts receivable and inventories.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
Total shareholders' equity ...	6,987	8,013	18,570	29,122	57,371
Total assets	21,421	25,595	40,563	78,694	126,803


(¥ millions)
150,000
120,000
90,000
60,000
30,000
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated
Total shareholders' equity
Total assets

CAPITAL EXPENDITURES AND DEPRECIATION

Following construction of a new factory in the previous year, capital expenditures were mainly limited to investment in R&D materials. Accordingly, total capital expenditures fell 56.8% year on year.

Depreciation rose 87.5% owing to depreciation of the new factory.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
Capital expenditures	880	654	2,198	7,160	3,093
Depreciation	357	990	1,040	1,103	2,068


(¥ millions)
7,500
6,000
4,500
3,000
1,500
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated
Capital expenditures
Depreciation

R&D EXPENDITURES

R&D expenditures increased 68.8% as Sammy sought to strengthen development of amusement arcade equipment and home video game software to sustain growth.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
R&D expenditures	1,072	1,144	2,070	3,844	6,487


(¥ millions)
8,000
6,400
4,800
3,200
1,600
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

Profitability Indicators

GROSS PROFIT MARGIN

More profitable pachislot machines accounted for 83.4% of net sales, a 17.2 percentage point increase, leading to a 1.0 percentage point rise in the gross profit margin.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
Gross profit margin	51.7	52.9	45.7	57.7	58.7


(%)
100
80
60
40
20
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

OPERATING INCOME MARGIN

The higher proportion of pachislot machines in net sales and a drop in the proportion of selling, general and administrative expenses by 6.6 percentage points lifted the operating income margin 7.6 percentage points.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
Operating income margin	15.0	14.5	12.8	25.3	32.9


(%)
50
40
30
20
10
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

NET INCOME MARGIN

Sammy booked an extraordinary loss of ¥5,958 million for special restoration costs resulting from defects found in some pachislot machines. This was offset by a significant jump in the proportion of pachislot machines in net sales. As a result, the net income margin improved by 0.9 of a percentage point from the previous year.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
Net income margin	11.7	3.4	5.2	13.7	14.6


(%)
25
20
15
10
5
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

EBITDA MARGIN

The EBITDA margin rose 7.1 percentage points over the previous fiscal year. This mainly reflected the increase in operating income fueled by a higher proportion of net sales from pachislot machines, and higher depreciation resulting from the completion of a new factory.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
EBITDA* Margin	17.2	17.9	15.9	27.3	34.4

* EBITDA = Operating income + Other income + Depreciation


(%)
50
40
30
20
10
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

RETURN ON ASSETS (ROA)

Total assets increased 61.1% while ordinary income rose 172.1%, leading to a 19.2 percentage point increase in ROA.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
ROA*	17.4	22.5	18.2	33.1	52.3

* Total assets refer to the average figure for the whole year.


(%)
75
60
45
30
15
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

RETURN ON EQUITY (ROE)

Shareholders' equity rose 97.0% while net income increased 122.4%. Accordingly, ROE climbed 10.2 percentage points.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
ROE*	53.4	16.7	18.8	45.1	55.3

* Shareholders' equity refers to the average figure for the whole year.


(%)
75
60
45
30
15
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

Stability Indicators

SHAREHOLDERS' EQUITY RATIO

The shareholders' equity ratio rose 8.2 percentage points owing to an increase in capital from a new public offering of shares and an increase in consolidated retained earnings resulting from the jump in pachislot machine sales.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
Shareholders' equity ratio....	32.6	31.3	45.8	37.0	45.2


(%)
50
40
30
20
10
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

CURRENT RATIO

The current ratio rose 35.8 percentage points due to an increase in current assets. This principally reflected higher notes and accounts receivable accompanying increasing sales of pachislot machines at the end of the fiscal year.

	Non-consolidated	Consolidated			
(%)	1998/3	1999/3	2000/3	2001/3	2002/3
Current ratio	131.4	118.5	155.3	133.2	169.0


(%)
200
160
120
80
40
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

INTEREST COVERAGE RATIO

The interest coverage ratio rose from 137.0 to 289.3 times on account of the significant increase in operating income and success in limiting increases in interest and discount expenses.

	Non-consolidated	Consolidated			
(times)	1998/3	1999/3	2000/3	2001/3	2002/3
Interest coverage ratio*......	19.8	35.4	41.2	137.0	289.3

* Interest coverage ratio = (Operating income + Interest and dividend income)/Interest and discount expenses


(times)
300
240
180
120
60
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

INVENTORY TURNOVER RATE

The inventory turnover rate improved from 7.7 to 10.4 times as the sharp growth in net sales exceeded the increase in inventories.

	Non-consolidated	Consolidated			
(times)	1998/3	1999/3	2000/3	2001/3	2002/3
Inventory turnover rate	3.2	4.5	7.2	7.7	10.4


(times)
15
12
9
6
3
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

TRADE RECEIVABLES TURNOVER RATE

The trade receivables turnover rate improved from 3.7 to 4.0 times as higher sales outweighed the increase in notes and accounts receivable resulting from the late surge in sales of pachislot machines at the end of the year.

	Non-consolidated	Consolidated			
(times)	1998/3	1999/3	2000/3	2001/3	2002/3
Trade receivables turnover rate	4.9	6.7	4.8	3.7	4.0


(times)
10
8
6
4
2
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

BREAK-EVEN POINT

The break-even point increased 55.7% year on year. This was the result of efforts to reduce the cost of sales and fixed costs as a percentage of sales, as net sales rose 109.9%.

	Non-consolidated	Consolidated			
(¥ millions)	1998/3	1999/3	2000/3	2001/3	2002/3
Break-even point	13,284	18,684	27,776	29,325	45,665


(¥ millions)
50,000
40,000
30,000
20,000
10,000
0
98/3
99/3
00/3
01/3
02/3
Non-consolidated
Consolidated

Operating and Financial Review

Operating Environment

The Japanese economy failed to stage a domestic demand-led self-sustaining recovery during the fiscal year ended March 31, 2002. However, the pachislot business repeated its strong performance in the previous fiscal year. Driving demand was an unparalleled boom in AT (Assist Time) machines, which prompted manufacturers to roll out a range of cleverly designed pachislot machines. In the pachinko industry, no groundbreaking machines were introduced, and those launched were mostly similar to models released in recent years. However, with regulatory amendments on the horizon, it is expected that the industry will see a new range of machines incorporating novel gaming features.

Although the amusement arcade equipment business as a whole remained in a slump, the amusement arcade sector is taking the initiative to move into the black, through measures such as closing unprofitable arcades.

The home video game software sector posted a strong showing in terms of hardware sales, as various next-generation game platforms made their debut. However, few new genres of software for these new platforms were on offer. Software was mostly limited to cross-overs from other game platforms and established series. Looking ahead, exciting avenues for growth are entirely new genres of software that exploit the capabilities of the next-generation game platforms.

Consolidated Net Sales

Consolidated net sales for the fiscal year ended March 31, 2002 were ¥164,294 million, an increase of 109.9% year on year.

Cost of Sales

Cost of sales increased 104.9% to ¥67,809 million, tracking sharply higher sales of pachislot machines. The cost of sales ratio, however, improved slightly to 41.3% from 42.3%, as highly profitable pachislot machines accounted for a greater percentage of sales. The result was a 1.0 percentage point increase in the gross profit margin to 58.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses climbed 67.2% to ¥42,463 million, mainly on account of an increase in sales commissions, due to higher sales of pachislot and pachinko machines, and a rise in expenditures for R&D as the company beefed up development capabilities. The selling, general and administrative expenses to net sales ratio, however, improved 6.6 percentage points to 25.8%, from 32.4% last year. This was mainly attributable to efforts to enhance the weight of direct sales and pare costs.

Operating Income

Operating income surged 172.9% to ¥54,022 million. The operating income ratio was 32.9%, up from 25.3% in the previous fiscal year.

Review of Operations by Business Segment

Net sales and operating income for each business segment were as follows.

Pachislot & Pachinko Business

During the fiscal year under review, Sammy promoted a full-scale "multi-brand" strategy focused on developing a trio of flagship brands—Sammy, RODEO and Aristocrat. *JYUOH*, a new model rolled out in January 2001 under the Sammy brand, triggered an explosion of popularity in machines equipped with an AT function. This model became an all-time bestseller, with shipments topping 96,000 units, including *Gold* models during the fiscal year ended March 31, 2002. Other strong performers were *Aladdin A* and *Hard Boiled*, with shipments exceeding 75,000 units and 45,000 units, respectively. The RODEO brand also saw shipments of *Salaryman Kintaro* and *Oogamera* models top 65,000 units and 32,000 units, respectively. The Aristocrat brand saw shipments of the *Neko de Koban* model reach 20,000 units. Overall, Sammy sold 423,481 pachislot units during the year.

Pachislot Shipments

(units)

	Shipments	Y-o-Y change
Total Shipments	423,481	270,373
Sammy	239,004	136,744
RODEO	145,521	100,721
Aristocrat	38,956	32,908

In the pachinko business, Sammy sold machines featuring well-known and popular characters transplanted from pachislot machines, in addition to models featuring new machine casings. However, Sammy was hamstrung by a lack of powerful brands in the pachinko market and was unable to set itself apart from the competition, issues that have carried over into the current fiscal year. Major hit products were *CR Gamera*, *CR Salaryman Kintaro*, and *CR Hokuto no Ken*, which sold 32,000 units, 23,000 units and 12,000 units, respectively. In all, Sammy sold a total of 90,141 pachinko units during the year.

Consequently, total pachislot and pachinko sales jumped 121% to ¥152,881 million, mainly owing to brisk sales of pachislot machines. Operating income soared 154.6% to ¥61,866 million.

Noteworthy in the fiscal year under review were several actions taken to position the Sammy Group for higher growth in the pachislot and pachinko machine business. One such action saw Shuko Electronics Co., Ltd. become a Sammy subsidiary through a private placement of shares. Shuko Electronics is a comprehensive service provider specializing in the manufacture, sales and maintenance of peripheral equipment for pachinko parlors. In another move, Sammy Design Co., Ltd. was established as a subsidiary of Shuko Electronics to design pachinko parlors, including both interior layouts and exterior design. Sammy also took an equity stake in Japan Setup Service Co., Ltd., a contractor established to provide pachislot- and pachinko-related installment and maintenance services. The outsourcing of these activities to this company will allow Sammy to focus on capturing new sales opportunities, strengthening its sales force and expanding its market share.

Amusement Arcade Equipment Business

In Japan, Sammy shipped 3,374 units of the *Pachislot Revolution Series*, popular pachislot machines modified for use in arcades, and 976 units of the *Kids Medal Series* to shopping centers. Overseas, Sammy focused on selling games that anyone can play, such as shooting games.

Sales of amusement arcade equipment rose 41.3% to ¥5,948 million. However, this segment recorded an operating loss of ¥1,078 million, owing to higher R&D expenditures incurred to develop new arcade equipment, and the amortization of goodwill related to the acquisition of several companies that were consolidated.

Home Video Game Software Business

Sammy shipped 323,000 units of the *Jissen Pachislot Hisshoho! JYUOH*, pachislot simulation. Another game, *GUILTY GEAR X Plus*, sold just over 128,000 units. Sales climbed 10.4% to ¥4,362 million, mainly on account of strong sales of existing home video game software, as well as software development outsourcing services and DVD sales. However, this segment posted an operating loss due to higher R&D expenditures incurred to develop software for multiple game platforms.

Others

This segment recorded an operating loss of ¥138 million on sales of ¥1,103 million, which were up 9.1% year on year. This segment derived revenues from two directly operated amusement arcades and the operation of rental stores; sales of *Saba-chan Mega Mix*, a CD compilation of soundtracks from pachislot machines; and sales of character goods featuring *Kokoro-no-Shiitake*, which has been advertised on TV since October 2001.

Operating and Financial Review

Other Expenses

Sammy booked an extraordinary loss of ¥5,958 million to cover repair costs and damages related to certain product defects in pachislot machines manufactured by the Sammy Group. Consequently, other expenses amounted to ¥7,070 million.

Consolidated Net Income

Consolidated net income surged 122.4% to ¥23,906 million, despite the special charge related to the defective pachislot machines. Consolidated net income per share was ¥452.44. The return on equity (ROE), a key benchmark of profitability, climbed 10.2 percentage points to 55.3%, compared with 45.1% in the preceding fiscal year.

Financial Position

Assets

Total assets as of March 31, 2002 were ¥126,803 million, an increase of 61.1% from a year ago.

Current assets rose 75.4% to ¥105,707 million. This reflected a ¥9,222 million rise in cash and cash equivalents and increases of ¥6,068 million and ¥19,061 million in trade notes and accounts receivable, respectively, resulting from higher sales of a succession of hit pachislot machines. Inventories increased ¥2,942 million to ¥17,225 million. This mainly reflected higher raw materials inventories to respond to the increase in orders for pachislot machines. Property, plant and equipment rose 16.2% to ¥16,251 million.

Investments and other assets rose 22.5% to ¥9,255 million, mainly reflecting a ¥797 million rise in investment securities to ¥2,189 million.

Liabilities

Total liabilities rose 39.2% to ¥68,785 million. Current liabilities increased 38.2% to ¥62,552 million. Notes payable climbed ¥4,487 million to ¥15,930 million, and accounts payable rose ¥399 million to ¥9,710 million, reflecting an increase in purchases in line with higher sales. Income taxes payable climbed ¥10,892 million to ¥19,539 million.

Interest-bearing debt was 1.3% higher at ¥9,219 million. Short-term bank loans were down ¥740 million to ¥5,959 million, but long-term debt rose sharply by ¥860 million to ¥3,260 million. This reflected the acquisition of subsidiaries with considerable long-term debt on their balance sheets.

Shareholders' Equity

Shareholders' equity at March 31, 2002 was ¥57,371 million, 97.0% higher than a year earlier. An increase in retained earnings boosted by higher net income from robust sales of pachislot machines was the primary factor. The equity ratio climbed 8.2 percentage points to 45.2%.

Cash Flows

Consolidated cash and cash equivalents at the end of the year amounted to ¥22,535 million, an increase of ¥9,222 million. This reflected an increase of 135.0% in income before income taxes and minority interest, and ¥6,049 million in proceeds from a new issuance of common shares. These factors outweighed an increase in notes and accounts receivable, and payments for the purchase of property, plant and equipment, notably for construction of the Kawagoe Factory, and for intangible assets.

Cash Flows From Operating Activities

Net cash provided by operating activities rose ¥5,427 million year on year to ¥13,141 million. This chiefly reflected a sharp increase in income before income taxes and minority interest in line with higher sales. This increase was partially offset, however, by an increase in notes and accounts receivable and payment of income taxes.

Cash Flows From Investing Activities

Net cash used in investing activities totaled ¥6,798 million, up ¥1,065 million year on year. Payments for the purchase of property, plant and equipment, mainly for construction of the Kawagoe Factory, and for intangible assets were the primary factors.

Cash Flows From Financing Activities

Net cash provided by financing activities was ¥2,773 million, up ¥605 million year on year. This mainly reflected proceeds of ¥6,049 million from the issuance of common stock, which was partially offset by the payment of dividends and a decrease in short-term bank loans.

Capital Expenditures

Capital expenditures in the fiscal year under review totaled ¥3,093 million group-wide, mainly for the pachislot and pachinko machine business, where the company made capital expenditures of ¥1,786 million. The principal target for investment was construction at the Kawagoe Factory to boost production capacity and the opening of new sales offices. Capital expenditures in the NEWS business mainly comprised ¥181 million for amusement arcade equipment, ¥368 million for home video game software, ¥2 million for others and ¥756 million across the Sammy Group.

Research and Development

Pachislot & Pachinko

Sammy is striving to become an R&D-driven comprehensive entertainment company. Strengthening and enhancing this segment's R&D system is therefore a priority business strategy for the company. In the fiscal year ended March 31, 2002, segment R&D expenditures totaled ¥2,706 million. Main research themes were screen displays, optical presentation displays, sound effects, new machine casings and new display devices. Research capabilities were upgraded for each of these areas as a result of these expenditures. R&D translated into the commercialization of such products as *Salaryman Kintaro* and *Aladdin A* in the pachislot category and *CR Gamera* and *CR Hokuto no Ken* in the pachinko category.

Amusement Arcade Equipment

In this segment, Sammy is actively pursuing R&D activities that enhance the Sammy brand worldwide. Main research themes for the year were the serialization of medal games, shopping center games and arcade games. Segment R&D expenditures were ¥1,785 million. Research translated into commercialization of products that won high accolades from the market. Main products were 10 models for the *Pachislot Revolution Series*, and 6 models for the *Kids Metal Series*.

Home Video Game Software

In this segment, Sammy is actively pursuing R&D activities that enhance the Sammy brand worldwide. Main research themes for the year were the development of products for existing and new game platforms. Segment R&D expenditures were ¥1,938 million. Main products included three new titles for the *Jissen Pachislot Hisshoho* series, and *GUILTY GEAR X Plus*.

Others

In this segment, Sammy constantly pursues basic research into the latest computer graphics technologies. The company invested ¥31 million in the year under review, mainly on developing ways to effectively apply archived 3D data.

Consolidated Balance Sheets

SAMMY CORPORATION and its subsidiaries
As of March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2002	2001	2002
Current assets:			
Cash and cash equivalents (Note 3)	¥ 22,535	¥13,313	$169,436
Time deposits (Note 5)	46	207	346
Trade receivables:			
Notes (Note 3)	19,591	13,523	147,301
Accounts	34,221	15,160	257,301
Allowance for doubtful accounts	(785)	(366)	(5,902)
Inventories (Note 4)	17,225	14,283	129,511
Deferred income taxes (Note 9)	2,727	1,024	20,504
Other current assets	10,147	3,131	76,293
Total current assets	105,707	60,275	794,790
Property, plant and equipment:			
Land (Note 5)	3,060	2,486	23,008
Buildings (Note 5)	4,999	4,575	37,586
Machinery and equipment	2,852	387	21,444
Rental equipment for amusement arcades	1,414	1,300	10,631
Construction in progress	250	2,742	1,880
Others	3,676	2,491	27,639
	16,251	13,981	122,188
Accumulated depreciation	(4,410)	(3,118)	(33,158)
	11,841	10,863	89,030
Investments and other assets:			
Investment securities (Note 10)	2,189	1,392	16,459
Other investments	1,944	2,179	14,617
Software	1,446	738	10,872
Lease deposits	1,734	1,222	13,037
Deferred income taxes (Note 9)	941	1,244	7,075
Others	1,257	1,000	9,451
Allowance for doubtful accounts	(256)	(219)	(1,925)
	9,255	7,556	69,586
	¥126,803	¥78,694	$953,406

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current liabilities:			
Short-term bank loans and current portion of long-term debt (Note 5)	¥ 5,959	¥ 6,699	$ 44,805
Trade payables:			
Notes (Note 3)	15,930	11,443	119,774
Accounts	9,710	9,311	73,008
Account payable — other	4,598	6,814	34,571
Income taxes payable (Note 9)	19,539	8,647	146,910
Accrued employees' bonuses	1,013	703	7,617
Other current liabilities	5,803	1,650	43,632
Total current liabilities	62,552	45,267	470,317
Long-term debt (Note 5)	3,260	2,400	24,511
Retirement benefits for employees (Note 6)	676	440	5,083
Retirement benefits for directors and corporate auditors	660	529	4,962
Other non-current liabilities	1,637	779	12,308
Minority interest in consolidated subsidiaries	647	157	4,865
Commitments and Contingent liabilities (Note 7)			
Shareholders' equity (Note 8):			
Common stock			
Authorized — 100,000,000 shares			
Issued — 53,411,800 shares in 2002 and 25,602,400 shares in 2001	7,966	4,941	59,895
Additional paid-in capital	8,961	5,936	67,376
Retained earnings	40,172	18,055	302,045
Net unrealized holding gains on securities	118	138	887
Foreign currency translation adjustments	155	52	1,165
	57,372	29,122	431,368
Treasury stock, at cost	(1)	0	(8)
Total shareholders' equity	57,371	29,122	431,360
	¥126,803	¥78,694	$953,406

Consolidated Statements of Income

SAMMY CORPORATION and its subsidiaries
Years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Net sales (Note 13)	¥164,294	¥78,276	$1,235,293
Cost of sales	67,809	33,089	509,842
Gross profit	96,485	45,187	725,451
Selling, general and administrative expenses	42,463	25,389	319,271
Operating income	54,022	19,798	406,180
Other income (expenses):			
Interest and dividend income	71	56	534
Interest expense	(187)	(145)	(1,406
Equity in earnings of affiliated companies	20	45	150
Gain on investment in silent partnership	87	1,062	654
Loss on disposals of property and equipment	(348)	(170)	(2,617
Loss on disposals of inventories	-	(129)	-
Expenses for listing on Tokyo Stock Exchange	-	(140)	-
Amortization of net transition obligation	-	(123)	-
Provision for allowance for doubtful account	-	(132)	-
Cost of special restoration for pachislot (Note 16)	(5,958)	-	(44,797
Other — net	(755)	(144)	(5,676
	(7,070)	180	(53,158
Income before income taxes and minority interest	46,952	19,978	353,022
Income taxes (Note 9):			
Current	24,466	10,288	183,955
Deferred	(1,390)	(1,025)	(10,451
	23,076	9,263	173,504
Income before minority interest	23,876	10,715	179,518
Minority interest	30	33	226
Net income	¥ 23,906	¥10,748	$ 179,744

	Yen		U.S. dollars (Note 1)
Amounts per share of common stock:			
Net income	¥452.44	¥423.98	$3.40
Diluted net income	452.28	422.60	3.40
Cash dividends applicable to the year	60.00	40.00	0.45

See accompanying notes.

Consolidated Statements of Shareholders' Equity

SAMMY CORPORATION and its subsidiaries
Years ended March 31, 2002 and 2001

		Millions of yen					
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2000	12,643,450	¥4,842	¥5,837	¥ 7,892	¥ –	¥ –	¥(1)
Net income	–	–	–	10,748	–	–	–
Cash dividends paid	–	–	–	(505)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(80)	–	–	–
Treasury stock	–	–	–	–	–	–	1
2 for 1 stock split on November 20, 2000	12,666,650	–	–	–	–	–	–
New shares issued by execution of warrant (Stock option)	292,300	99	99	–	–	–	–
Adoption of new accounting standard for financial instruments	–	–	–	–	138	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	–	52	–
Balance at March 31, 2001	25,602,400	4,941	5,936	18,055	138	52	–
Net income	–	–	–	23,906	–	–	–
Cash dividends paid	–	–	–	(1,536)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(253)	–	–	–
Treasury stock	–	–	–	–	–	–	(1)
2 for 1 stock split on November 20, 2001	26,653,400	–	–	–	–	–	–
New shares issued on June 28, 2001	1,000,000	2,993	2,992	–	–	–	–
New shares issued by execution of warrant (Stock option)	156,000	32	33	–	–	–	–
Adjustments of net unrealized holding gains on securities	–	–	–	–	(20)	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	–	103	–
Balance at March 31, 2002	**53,411,800**	**¥7,966**	**¥8,961**	**¥40,172**	**¥118**	**¥155**	**¥(1)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2001	$37,150	$44,632	$135,752	$1,037	$ 391	$ –
Net income	–	–	179,744	–	–	–
Cash dividends paid	–	–	(11,549)	–	–	–
Bonuses to directors and corporate auditors	–	–	(1,902)	–	–	–
Treasury stock	–	–	–	–	–	(8)
New shares issued on June 28, 2001	22,504	22,496	–	–	–	–
New shares issued by execution of warrant (Stock option)	241	248	–	–	–	–
Adjustments of net unrealized holding gains on securities	–	–	–	(150)	–	–
Adjustments of foreign currency translation adjustments	–	–	–	–	774	–
Balance at March 31, 2002	**$59,895**	**$67,376**	**$302,045**	**$ 887**	**$1,165**	**$(8)**

See accompanying notes.

Consolidated Statements of Cash Flows

SAMMY CORPORATION and its subsidiaries
Years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash flows from operating activities:			
Income before income taxes and minority interest	¥46,952	¥19,978	$353,022
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	2,068	1,103	15,549
Loss on write-off of goodwill	517	296	3,887
Loss on disposal of property, plant and equipment	348	169	2,617
Gain on investment in an anonymous partnership	(87)	(1,062)	(654)
Increase in retirement benefits	367	74	2,759
Others	632	632	4,752
Net changes in assets and liabilities:			
Increase in notes and accounts receivable	(24,710)	(14,369)	(185,789)
Increase in inventories	(1,813)	(8,229)	(13,632)
Increase in notes and accounts payable	3,030	12,044	22,782
Increase in other assets	(5,000)	(804)	(37,594)
Increase in other liabilities	4,452	2,875	33,474
Sub-total	26,756	12,707	201,173
Receipts of interest and dividend income	148	55	1,113
Payment of interest expenses	(181)	(131)	(1,361)
Payment of income taxes	(13,582)	(4,917)	(102,120)
Net cash provided by operating activities	13,141	7,714	98,805
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment	(4,963)	(4,389)	(37,316)
Proceeds from sales of property, plant and equipment	98	76	737
Payment for purchase of intangible assets	(1,212)	(264)	(9,113)
Payment for purchase of investment securities	(886)	(818)	(6,662)
Increase in cash and cash equivalents due to acquisition of consolidated subsidiaries	21	187	158
Increase in loans receivable — net	(710)	(363)	(5,338)
Decrease (Increase) in time deposit — net	182	(5)	1,368
Decrease (Increase) in other investments — net	672	(157)	5,053
Net cash used in investing activities	(6,798)	(5,733)	(51,113)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	659	3,000	4,955
Repayment of long-term debt	(1,794)	(638)	(13,489)
Decrease in short-term bank loans	(600)	-	(4,511)
Proceeds from issuance of common stock	6,049	198	45,481
Cash dividends paid	(1,536)	(505)	(11,549)
Other	(5)	113	(38)
Net cash provided by financing activities	2,773	2,168	20,849
Effect of exchange rate changes on cash and cash equivalents	106	22	797
Net increase in cash and cash equivalents	9,222	4,171	69,338
Cash and cash equivalents at beginning of year	13,313	9,142	100,098
Cash and cash equivalents at end of year	¥22,535	¥13,313	$169,436

See accompanying notes.

Notes to Consolidated Financial Statements

SAMMY CORPORATION and its subsidiaries
March 31, 2002 and 2001

NOTE 1 — BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Sammy Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. The accompanying consolidated statements of shareholders' equity have been prepared for the purpose of inclusion in the consolidated financial statements, although such statements are not customarily prepared in Japan and not required to be filed with the regulatory authorities.

The translations of Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2002, which was ¥133 to U.S.$1.00. The convenience translation should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are controlled through substantial ownership of majority voting rights or existence of certain conditions. All significant inter-company balances and transactions have been eliminated.

(b) Equity method

Investment in affiliated companies is accounted for using the equity method. The Company had investments in two and one affiliated companies in the years ended March 31, 2002 and 2001, respectively.

(c) Consolidated statements of cash flows

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) Allowance for doubtful accounts

The allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection by estimating individually uncollectible amounts and applying a percentage based on collection experience to the remaining accounts.

(e) Marketable securities and investment securities

Prior to April 1, 2000, listed securities were stated at the lower of market value or moving-average cost, and recoveries of write-downs were recognized. Other securities were stated at moving-average costs.

Effective April 1, 2000, the Company and consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999). In accordance with the new accounting standard, the Company and consolidated domestic subsidiaries examine the intent of holding each security and classify those securities as (a) Securities held for trading purposes (hereafter, "trading securities") (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, and (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities"). Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market values are stated at moving-average cost. Equity securities issued by subsidiaries and an affiliated company are consolidated or accounted for using the equity method.

The Company and consolidated domestic subsidiaries had no trading securities or held-to-maturity debt securities in the years ended March 31, 2002 and 2001.

As a result of adopting the new accounting standard for financial instruments, income before income taxes for the year ended March 31, 2001 increased by ¥25 million. Also, based on the examination of the intent of holding each security upon application of the new accounting standard on April 1, 2000, securities other than money market funds are included in investment securities. As a result, at April 1, 2000, securities in current assets decreased by ¥26 million and investment securities increased by the same amount compared with what would have been reported under the previous accounting policy.

(f) Inventories

Inventories are stated at cost determined by the average method.

(g) Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost. Depreciation is computed primarily using the declining-balance method at rates based on estimated useful lives of depreciable assets. In addition, buildings acquired after March 31, 1998 are depreciated using the straight-line method.

(h) Accounting for certain lease transactions

Finance leases which do not transfer ownership to lessees are not capitalized and accounted for in the same manner as operating leases.

(i) Retirement benefits for employees

The Company and its consolidated subsidiaries (the "Companies") provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

Prior to April 1, 2000, the Companies accrued liabilities for lump-sum severance and retirement benefits equal to 100% of the amount required had all eligible employees voluntarily terminated their employment at the balance sheet date. The Companies recognized pension expense when, and to the extent, payments were made to the pension plans.

Effective April 1, 2000, the Companies adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998.

Under the new accounting standard, the liabilities and expenses for severance and retirement benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Companies provided allowance for employees' severance and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") amounted to ¥123 million. All of the transition obligation was recognized as an expense in the year ended March 31, 2001. Actuarial gains and losses are recognized in expenses in the succeeding period.

As a result of the adoption of the new accounting standard, in the year ended March 31, 2001, severance and retirement benefit expenses increased by ¥9 million and income before income taxes decreased by ¥132 million compared with what would have been recorded under the previous accounting standard.

(j) Retirement benefits for directors and corporate auditors

Retirement benefits for the directors and corporate auditors are provided based on an accrual basis in accordance with the Company's internal rules and regarded as the provision made pursuant to Article 287-2 of the Commercial Code.

(k) Income taxes

Income taxes comprise corporation, enterprise and inhabitants' taxes.

The Companies recognize tax effects of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

(l) Derivative financial instruments

The new accounting standard for financial instruments, effective from the year ended March 31, 2001, requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, recognition of gains or losses resulting from changes in fair value of derivative financial instruments is deferred until the related losses or gains on the hedged items are recognized.

Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(m) Per share data

Net income per share is computed based upon the weighted-average number of shares of common stock outstanding during the year. Accordingly, net income per share was based on the average number of shares of common stock outstanding during the period, retroactively adjusted for the stock splits made on November 20, 2001 and 2000. Diluted net income per share is similar to net income per share except that the weighted-average number of common stocks outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.
Cash dividends per share represent actual amounts applicable to the year.

(n) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates.

Prior to April 1, 2000, long-term receivables and payables denominated in foreign currencies were translated at historical rates. Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the revised accounting standard for foreign currency translation, "Opinion Concerning Revision of Accounting Standard for Foreign Currency Translation" issued by the Business Accounting Deliberation Council on October 22, 1999. Under the revised accounting standard, long-term receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate. The effect on the consolidated income statement of adopting the revised accounting standard was immaterial.

NOTE 3 — EFFECTS OF BANK HOLIDAYS ON MARCH 31, 2002 AND 2001

As financial institutions in Japan were closed on March 31, 2002 and 2001, amounts that would normally be settled on March 31, 2002 and 2001 were collected or paid on the following business day, April 1, 2002 and April 2, 2001. The effects of the settlements on such days instead of March 31 were as follows:

	Increase/(Decrease)		
	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash and cash equivalents	¥ (645)	¥ (759)	$ (4,850)
Notes receivables, trade	3,255	2,621	24,474
Notes payables, trade	2,610	1,862	19,624

NOTE 4 — INVENTORIES

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Merchandise	¥ 336	¥ 200	$ 2,526
Finished products	2,812	2,412	21,143
Raw materials	11,858	9,863	89,158
Work in process	2,050	1,730	15,413
Supplies	169	78	1,271
	¥17,225	¥14,283	$129,511

NOTE 5 — SHORT-TERM BANK LOANS, CURRENT PORTION OF LONG-TERM DEBT AND LONG-TERM DEBT

Short-term bank loans outstanding are generally represented by notes, with interest at rates ranging from 1.375% to 1.50% and from 1.375% to 2.375% for the years ended March 31, 2002 and 2001.
Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
1.724% unsecured loans from banks due in 2005	¥1,800	¥3,000	$13,534
2.625% mortgage loans from banks due in 2007	525	–	3,947
1.375% - 5.800% unsecured loans from banks due in 2007	1,710	–	12,857
Less: current portion	(775)	(600)	(5,827)
	¥3,260	¥2,400	$24,511

The aggregate annual maturities of long-term debt at March 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
Years ending March 31,		
2003	¥775	$5,827
2004	775	5,827
2005	775	5,827
2006	775	5,827
2007 and thereafter	935	7,030

A summary of assets pledged as collateral for long-term debt at March 31, 2002 was as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
Time deposits	¥ 20	$ 150
Land	529	3,978
Buildings	40	301
	¥589	$4,429

NOTE 6 — RETIREMENT BENEFITS FOR EMPLOYEES

The liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	**2002**
Projected benefit obligation	**¥820**	¥563	**$6,166**
Unrecognized actuarial differences	**(13)**	(13)	**(98)**
Less fair value of pension assets	**(131)**	(110)	**(985)**
Liability for severance and retirement benefits	**¥676**	¥440	**$5,083**

Included in the consolidated statements of income for the years ended March 31, 2002 and 2001 are severance and retirement benefit expenses comprised of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	**2002**
Service costs — benefits earned during the year	**¥143**	¥123	**$1,075**
Interest cost on projected benefit obligation	**16**	13	**120**
Expected return on plan assets	**(3)**	(3)	**(22)**
Amortization of actuarial difference	**13**	–	**98**
Amortization of net transition obligation	**–**	123	**–**
Severance and retirement benefit expenses	**¥169**	¥256	**$1,271**

The discount rate and the rate of expected return on plan assets used by the Company were 3%.

NOTE 7 — CONTINGENT LIABILITIES

The Company had no contingently liability at March 31, 2002.

NOTE 8 — SHAREHOLDERS' EQUITY

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Effective October 1, 2001, the Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal reserve is included in retained earnings in the accompanying consolidated financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

NOTE 9 — INCOME TAXES

The Company is subject to a number of taxes based on income, which, in the aggregate, indicate statutory rates in Japan of approximately 42% for the years ended March 31, 2002 and 2001.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for financial statement purposes for the years ended March 31, 2002 and 2001:

	2002	2001
Statutory tax rate	**42.0%**	42.0%
Permanent differences such as entertainment expense	**1.0**	0.6
Tax on undistributed earnings of family corporation	**4.4**	3.7
Per capita inhabitant tax	**0.7**	0.2
Other	**1.7**	(0.1)
Effective tax rate	**49.2%**	46.4%

Significant components of the Company's deferred tax assets as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
(Current assets)			
Tax loss carryforward of subsidiaries	**¥3,965**	¥1,300	**$29,812**
Accrued enterprise tax	**1,557**	700	**11,707**
Accrued bonus	**281**	204	**2,113**
Inventories	**717**	117	**5,391**
Other	**173**	3	**1,300**
Sub-total	**6,693**	2,324	**50,323**
(Non-current assets)			
Expensed tangible assets not deductible for tax purposes	**557**	600	**4,188**
Retirement benefits	**448**	352	**3,368**
Loss on devaluation of investment securities	**-**	178	**-**
Depreciation expense	**-**	138	**-**
Other	**15**	76	**113**
Sub-total	**1,020**	1,344	**7,669**
Total deferred tax assets	**7,713**	3,668	**57,992**
Valuation allowance	**(3,965)**	(1,300)	**(29,812)**
Net deferred tax assets	**3,748**	2,368	**28,180**
Deferred tax liabilities:			
Net unrealized holding gains or losses on securities	**(80)**	(100)	**(601)**
Recorded deferred tax assets	**¥3,668**	¥2,268	**$27,579**

NOTE 10 — MARKET VALUE INFORMATION OF SECURITIES

Acquisition costs, balance sheet amounts and valuation gains or losses of available-for-sale securities with available fair values as of March 31, 2002 and 2001 were as follows:

As of March 31, 2002:

	Millions of yen		
	Acquisition cost	Balance sheet amount	Valuation gains
Securities whose market value exceeds the balance sheet amount:			
Stocks	**¥386**	**¥585**	**¥199**

	Thousands of U.S. dollars (Note 1)		
	Acquisition cost	Balance sheet amount	Valuation gains
Securities whose market value exceeds the balance sheet amount:			
Stocks	**$2,902**	**$4,398**	**$1,496**

As of March 31, 2001:

	Millions of yen		
	Acquisition cost	Balance sheet amount	Valuation gains/(losses)
Securities whose market value exceeds the balance sheet amount:			
Stocks	¥317	¥581	¥263
Securities whose market value is equal to or lower than the balance sheet amount:			
Stocks	¥110	¥ 86	¥ (24)

NOTE 11 — INFORMATION FOR CERTAIN LEASES

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value at March 31, 2002 and 2001 with respect to the finance leases accounted for in the same manner as operating leases were as follows:

	Millions of yen		
	Acquisition cost	Accumulated depreciation	Net book value
At March 31, 2002:			
Machinery and equipment	**¥119**	**¥55**	**¥64**
At March 31, 2001:			
Machinery and equipment	¥ 85	¥50	¥35

	Thousands of U.S. dollars (Note 1)		
	Acquisition cost	Accumulated depreciation	Net book value
At March 31, 2002:			
Machinery and equipment	**$895**	**$414**	**$481**

Future lease payments under the finance leases which were accounted for in the same manner as operating leases as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	**2002**
Due within one year	**¥25**	¥17	**$188**
Due after one year	**38**	18	**286**
	¥63	¥35	**$474**

Lease payments under finance leases which were accounted for in the same manner as operating leases, for the years ended March 31, 2002 and 2001 were ¥25 million ($188 thousand) and ¥45 million, respectively.

NOTE 12 —
SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2002 were approved at the Company's general shareholders meeting held on June 21, 2002.

	Millions of yen	Thousands of U.S. dollars (Note 1)
Cash dividends (¥50.0 per share)	¥2,671	$20,083
Directors' and corporate auditors' bonuses	300	2,256

NOTE 13 —
DERIVATIVE TRANSACTIONS

The Company uses interest rate swap contracts for the purpose of mitigating the risk of fluctuations in interest rates. The Company uses derivative financial instruments only for hedging purposes and does not use them for speculative trading purposes.

The interest rate swap contracts are executed with creditworthy financial institutions, and the Company believes the risk of default by counterparties is currently low.

The Company uses only the derivative transactions duly authorized pursuant to its internal responsibility policy. The transactions are managed by the Accounts and Finance Departments of the Company.

Market value information of derivative contracts as of March 31, 2002 is not presented, because all derivative transactions of the Company are accounted for using hedge accounting.

NOTE 14 — SEGMENT INFORMATION

A. Industrial segment information

Year ended March 31, 2002

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales —							
(1) Outside customers . .	¥152,881	¥ 5,948	¥ 4,362	¥1,103	¥164,294	¥ –	¥164,294
(2) Inter-segment	–	–	846	40	886	(886)	–
Total	152,881	5,948	5,208	1,143	165,180	(886)	164,294
Cost and expenses	91,015	7,026	6,690	1,281	106,012	4,260	110,272
Operating income (loss) . . .	¥ 61,866	¥(1,078)	¥(1,482)	¥ (138)	¥ 59,168	¥ (5,146)	¥ 54,022
Assets	¥ 83,820	¥ 7,342	¥ 8,412	¥ 851	¥100,425	¥26,378	¥126,803
Depreciation	1,174	255	114	162	1,705	363	2,068
Capital expenditure	1,786	181	368	2	2,337	756	3,093

	Thousands of U.S. dollars (Note 1)						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales —							
(1) Outside customers . .	$1,149,481	$44,722	$ 32,797	$ 8,293	$1,235,293	$ –	$1,235,293
(2) Inter-segment	–	–	6,361	301	6,662	(6,662)	–
Total	1,149,481	44,722	39,158	8,594	1,241,955	(6,662)	1,235,293
Cost and expenses	684,323	52,827	50,301	9,632	797,083	32,030	829,113
Operating income (loss) . . .	$ 465,158	$ (8,105)	$(11,143)	$(1,038)	$ 444,872	$ (38,692)	$ 406,180
Assets	$ 630,226	$55,203	$ 63,248	$ 6,398	$ 755,075	$198,331	$ 953,406
Depreciation	8,827	1,917	857	1,218	12,819	2,730	15,549
Capital expenditure	13,429	1,361	2,767	15	17,572	5,684	23,256

Year ended March 31, 2001

	Millions of yen						
	Pachislot Pachinko	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales —							
(1) Outside customers . .	¥69,104	¥4,210	¥3,951	¥1,011	¥78,276	¥ –	¥78,276
(2) Inter-segment	–	–	1,110	–	1,110	(1,110)	-
Total	69,104	4,210	5,061	1,011	79,386	(1,110)	78,276
Cost and expenses	44,808	4,390	5,340	1,603	56,141	2,337	58,478
Operating income (loss) . .	¥24,296	¥ (180)	¥ (279)	¥ (592)	¥23,245	¥ (3,447)	¥19,798
Assets	¥48,977	¥4,902	¥5,359	¥ 623	¥59,861	¥18,833	¥78,694
Depreciation.	410	226	59	147	842	261	1,103
Capital expenditure	6,101	127	155	19	6,402	758	7,160

Notes: 1. The Company has 4 segments based on its management control structure and nature of products and market.

2. Main products and lines of business by segment:

(1) Pachislot and pachinko . . . . Manufacture and sell pachislot and pachinko machines

(2) Amusement arcade equipment. . . . . Manufacture, sell and rent game machines used in amusement arcades

(3) Home video game software . . . . Develop and sell home video game software

(4) Others . . . . Mainly operation of amusement facilities

3. General corporate expenses of ¥5,146 million ($38,692 thousand) in 2002 and ¥3,447 million in 2001, which mainly consisted of expenses incurred by the parent company's administrative department, were included in "Corporate and eliminations"

4. Corporate assets of ¥26,378 million ($198,331 thousand) in 2002 and ¥18,833 million in 2001, which mainly consisted of cash and cash equivalent, marketable securities, investment securities and corporate properties, were included in "Corporate and elimination"

As described in Note 6, the Company and consolidated subsidiaries adopted the new accounting standard for severance and retirement benefits. As a result, operating income of Pachinko and Pachislot and Commercial amusement machines for the year ended March 31, 2001 decreased by ¥6 million and ¥1 million, respectively.

B. Geographical segment information

Geographical segment information was not presented because the sales and assets of the Company and its consolidated domestic subsidiaries for the years ended March 31, 2002 and 2001 exceeded 90% of consolidated net sales and assets.

C. Overseas sales

The overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2002 and 2001 were less than 10% of consolidated net sales.

NOTE 15 — LAWSUITS

Aruze Corporation ("Aruze") has filed a lawsuit against the Company with respect to the manufacturing and sale of Pachislot machines equipped with the Challenge Time function ("CT machines"), one variation of the Company's Pachislot machines. Aruze filed a claim for damages of ¥10,066 million, alleging infringement by the Company of its certain patent rights. On March 19, 2002, the Tokyo District Court delivered a judgment, ordering the Company to pay Aruze the sum of ¥7,416 million, together with interest equal to 5% per annum thereon for the period from October 30, 1999 through the completion of such payment. The Company was also ordered to pay three-fourths (3/4) of the costs of the lawsuit.

The Company immediately appealed to the Tokyo High Court against the judgment.

Also on March 19, 2002, after the Tokyo District Court delivered its judgment, the Company received a "Notice of Reasons for Invalidity" from the Japanese Patent Office. This was a response to the Company's request that the Patent Office declare invalid the said patent rights.

Furthermore, on March 26, 2001, Aruze filed a lawsuit against the Company with the Tokyo District Court with respect to the Company's CT machine, "Triple Rider." Aruze alleged infringement by the Company of the same patent rights, claiming damages of ¥1,430 million. This lawsuit is currently pending.

On February 22, 2000, Aruze filed a lawsuit against the Company with the Tokyo District Court with respect to the Company's Pachislot machine, "Kamen Rider V3." Aruze alleged infringement by the Company of certain patent rights held by Aruze, claiming damages of ¥1,500 million.

The Company firmly believes that no infringement of the patent rights owned by Aruze exists as alleged in any of the above lawsuits.

Currently, the Company does not manufacture or sell any of the machines subject to these lawsuits: "Ultraman Club 3," "Japan 2," "Triple Rider" and "Kamen Rider V3." Depending on the progress of these lawsuits, the Company's business results may adversely be affected.

NOTE 16 — DEFECTS IN PACHISLOT MACHINES

On September 29, 2001, certain defects were found in some Pachislot machines manufactured by the Company and sold since August 2000 by the Company, RODEO Co., Ltd. and Aristocrat Technologies Co., Ltd.

The Company, RODEO Co., Ltd. and Aristocrat Technologies Co., Ltd. placed the highest priority on taking the appropriate measures. First, the Company installed certain components as an emergency fix. Second, as a permanent solution, the Company filed an application for type tests with the Security Electronics Communications Technology Association (*Zaidanhojin Hoan Denshi Tsushin Gijutsu Kyokai*). Upon approval of the type by the association, the Company replaced defective machines with new-type machines incorporating new components.

To compensate the pachinko parlor operators that had installed defective machines, the Company paid ¥4,000 per out-of-service machine per day. The Company also reimbursed the actual costs of applications for structural alterations required when replacing machines. Furthermore, to compensate for the inconveniences arising from replacing machines, the purchase price of any Pachislot machine manufactured by the Company, RODEO Co., Ltd. or Aristocrat Technologies Co., Ltd. was reduced by ¥20,000 for any pachinko parlor operator that had installed defective machines and bought a new machine. This reduced price was only applicable to replacements for the defective machines installed in pachinko parlors as of October 1, 2001.

As a result, the Company took a charge of ¥5,958 million, which was recorded as a "special cost of pachislot replacements" in the fiscal year ended March 31, 2002. The Company has fully accounted for all losses arising from the product defects in question in the fiscal year under review and currently does not expect to incur any additional losses in the future.

Report of Independent Public Accountants

To the Board of Directors of
SAMMY CORPORATION

We have audited the accompanying consolidated balance sheets of SAMMY CORPORATION (a Japanese corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SAMMY CORPORATION and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan (Note 1) applied on a consistent basis during the periods, except as noted in the following paragraph.

As explained in Note 2, in the year ended March 31, 2001, SAMMY CORPORATION and subsidiaries prospectively adopted new Japanese accounting standards for financial instruments, employees' severance and retirement benefits and foreign currency translation.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements and notes thereto have been translated from Japanese yen on the basis set forth in Note 1.

Asahi & Co

Tokyo, Japan
June 21, 2002

Corporate Data

Head Office:
23-2, Higashi-Ikebukuro 2-chome,
Toshima-ku, Tokyo 170-8436, Japan

Established:
November 1, 1975

Capital:
¥7,966 million
(As of March 31, 2002)

Employees:
752 (Non-Consolidated)
1,168 (Consolidated)
(As of March 31, 2002)

Common Stock:
Authorized: 100,000,000 shares
Issued: 53,411,800 shares
(As of March 31, 2002)

Note: The ordinary annual general meeting of shareholders held on June 21, 2002 approved an increase in the authorized number of shares to 200,000,000 shares.

Number of Shareholders:
16,836
(As of March 31, 2002)

Transfer Agent of Common Shares Handling Office:
UFJ Trust Bank Limited
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone: +81-3-5683-5111

Principal Business:
- Development, manufacture and sales of pachinko machines, pachislot machines, arrange ball machines, and peripheral equipment
- Development, manufacture and sales of home video game software
- Development, manufacture, sales and export of amusement arcade equipment
- Operation of amusement arcades

Network:
Factory and Distribution Center:
Kawagoe Factory
Sayama Distribution Center

Branches:
Sapporo, Sendai, Tokyo, Nagoya, Osaka, Hiroshima, Fukuoka

Sales Offices:
Obihiro, Aomori, Morioka, Koriyama, Takasaki, Tsukuba, Saitama, Chiba, Yokohama, Shizuoka, Kanazawa, Kyoto, Kobe, Okayama, Takamatsu, Oita, Miyazaki

Subsidiaries:
Sammy USA Corporation
MAXBET Co., Ltd.
Sammy Amusement Service Co., Ltd.
Spike Co., Ltd.
Underground Liberation Force Inc.
Quat Technology Inc.
RODEO Co., Ltd.
Dimps CORP.
Sammy Europe Limited
Sammy Entertainment, Inc.
(Sammy Entertainment, Inc. was renamed Sammy Studios, Inc. in July 2002.)
SI Electronics Ltd.
Shuko Electronics Co., Ltd.
Sammy Design Co., Ltd.
RTzen, Inc.
(As of March 31, 2002)

For further information, please contact:
Investor Relations
Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome,
Toshima-ku, Tokyo 170-8436, Japan
Phone: +81-3-5950-3785
Facsimile: +81-3-5950-3772
e-mail: ir@home.sammy.co.jp
Or, via our Website at:
http://www.sammy.co.jp
http://ir.sammy.co.jp



23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,
Tokyo 170-8436, Japan
TEL: +81-3-5950-3785 FAX: +81-3-5950-3772
URL: http://www.sammy.co.jp/